EXHIBIT 1
FOR IMMEDIATE RELEASE

Contacts:

Matthew Sherman / Jamie Moser
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

     THE COMMITTEE OF CONCERNED SHAREHOLDERS OF THE CHILDREN'S PLACE MAILS
                             LETTER TO SHAREHOLDERS

                       Urges Shareholders to Vote FOR the
                Committee's Nominees on the GOLD Proxy Card Today

New York - July 13, 2009 -The Committee of Concerned Shareholders of The Children's Place (the "Committee"), which collectively owns approximately 22% of the outstanding shares of The Children's Place Retail Stores, Inc. (Nasdaq:
PLCE) ("The Children's Place" or the "Company"), today announced that it is mailing a letter to the Company's shareholders in connection with its nomination of three independent, highly-qualified and proven individuals for election to the Board of Directors at the Company's 2009 Annual Meeting of Shareholders, scheduled for July 31, 2009. Shareholders of record as of June 30, 2009 are entitled to vote at the meeting.

The Committee also issued the following statement in response to the Company's latest misleading press release issued earlier today as part of its desperate attempt to distract shareholders from focusing on the resumes of the Company's three director nominees:

   Rather than deal directly with the core issue that shareholders should be focused on at the upcoming election of directors - notably that the Committee's three independent director nominees are far more qualified and experienced than the Company's three nominees - The Children's Place has continued its campaign of misinformation. The Company's latest salvo leaves us no choice but to set the record straight, yet again:

      o There is no issue regarding Board control. In light of the Company's baseless claims, let us once and for all extinguish the argument that control is being sought. The Committee's three nominees are independent for all purposes and if they are elected to the Board, Stanley Silverstein will immediately resign from the Board, removing the Company's made up argument with respect to control.

      o The Company cherry picked dates to present inflated stock price performance. If shareholders want to appropriately judge the Company's performance under the current Interim leadership team, they should compare stock prices from relevant dates - not dates cherry picked by the Company. On September 26, 2007, the day Charles Crovitz was appointed Interim CEO of The Children's Place, the stock price closed at $25.80 per share. On July 10, 2009, the last trading day prior to the Company's latest letter, the stock price closed at $25.72 per share - a decrease of $0.08 per share. Obviously, Mr. Crovitz has not overseen a 42% stock price increase as the Company would like you to believe.

      o Ezra Dabah has no prior social, business or professional relationship with any of the Committee's three independent director nominees. The Company has gone to great lengths to suggest otherwise. The Company dug up a 2002 photo from the 54th Anniversary Dinner of the Boys Town Jerusalem, a prominent philanthropic organization that helps underprivileged youth, at which Mr. Dabah and Raphael Benaroya were coincidentally each honored as an outstanding philanthropist and community leader. One photo does not make a relationship. In fact, Mr. Dabah and Mr. Benaroya were separately approached by the Boys Town Jerusalem to be honored at the event. For the Company, and anyone else, to imply that two individuals have a prior relationship because they were photographed together as honorees at a philanthropic event is outrageous. Mr. Dabah and the Committee's three nominees, including Raphael Benaroya, have no prior social, business or professional relationship.

      o Mr. Glickman is not conflicted and the Company knows it. Urban Retail Properties, LLC, a real estate company led by Mr. Glickman, one of the Company's nominees, does not receive any payments from The Children's Place. Rather, Urban Retail acts as agent for three of the Company's landlords and collects rent and occupancy fees on behalf of those landlords. Urban Retail also has an insignificant investment in one of these three landlords. Urban Retail's indirect interest in the rent paid by the Company for this property represents less than $10,000 annually. The Company well knows that it does not pay $1 million a year to Urban Retail and that Mr. Glickman is independent and not conflicted.

   The Company needs to stop its mud-slinging campaign and start talking about the real issues that shareholders must consider at the upcoming election of directors.

The Committee today sent the following letter to all shareholders:

      July 13, 2009

      Dear Fellow Shareholder,

      At The Children's Place's July 31, 2009 Annual Meeting, you can elect three independent, highly qualified individuals - Raphael Benaroya, Jeremy Fingerman and Ross Glickman - who are dedicated to enhancing the value of your investment. Vote TODAY to replace the Company's three incumbent nominees who we believe are far less qualified. Simply vote by telephone, by Internet, or by signing, dating and returning the enclosed GOLD proxy card.

      Understandably, the Company has spent little, if any, time discussing its three nominees. Let us tell you about them:

      o Sally Frame Kasaks, Interim Chairman of the Board, was recently replaced as Chairman and CEO of Pacific Sunwear following a contentious proxy fight and after overseeing a disastrous stock price decline of almost 84%.(1)

      o Norman Matthews, a recent Board appointee at the age of 76, served on the boards of Levitz, Lechters and Loehmann's, each of which went bankrupt. In addition, during his tenure as Chairman of Galyan's Trading Company, he oversaw an 18% decline in the company's stock price.(1)


------------------------------
(1) We note that stock prices can be affected by a variety of factors.

      o Malcolm Elvey has had no retail experience since a stint at Metro Cash and Carry more than 30 years ago.

                      THE INCUMBENT SLATE OF DIRECTORS AND
                   INTERIM LEADERSHIP CONTINUE TO MISLEAD YOU

      The Company has embarked on a campaign of misinformation, blatant omissions and unfounded personal attacks on Ezra Dabah in order to obscure the reality of the Company's recent poor performance and to avoid a discussion about the quality of the Committee's nominees versus their own.

      o The Company has repeatedly misled you about its performance and is taking unjust credit for the Company's 2008 results. Vertically-integrated, specialty retailers, including The Children's Place, design and merchandise their product selection a year in advance of being presented in stores. Consequently, the Company's successful sales and profitability in 2008 were overwhelmingly dependent on merchandising, planning, purchasing, and marketing decisions made in 2007 - all prior to when Mr. Crovitz was appointed Interim CEO.

          Since November 2008, the first month under which current management had "sole influence" on the merchandising and planning decisions, the Company has reported only one month of comparable store sales growth. Comparable sales declined 9% in May 2009 and 12% in June 2009, which is 11% and 10% lower than median comparable store sales for other value retailers, respectively, and the Company's two weakest monthly results during the past three years. In addition, May and June 2009 comparable store sales missed consensus estimates by 9.5% and 3%, respectively.

          While the Company claims that its shares appreciated 39% for fiscal 2008-2009 year-to-date (through June 19, 2009), it is important to note that the stock price is virtually unchanged since Mr. Crovitz was appointed Interim CEO in September 2007.

          In the fourth quarter of 2008, the Company changed its method of reporting comparable store sales to an alternate method that is highly uncommon among specialty retailers. Using the previously employed and commonly-accepted methodology, the Company's fourth quarter 2008 results were actually 6% worse than what the Company announced.

      o The Company's Board has obscured the facts regarding its Interim Chairman and Interim CEO. One day before Interim Chairman Sally Kasaks was replaced as Chairman and CEO of Pacific Sunwear, The Children's Place mailed proxy materials related to the upcoming Annual Meeting, highlighting her qualifications and the Board's support for her re-election. We find it hard to believe that Ms. Kasaks and the incumbent Board did not know of her imminent termination from Pacific Sunwear. In fact, even after the Pacific Sunwear announcement, the Company mailed additional proxy materials that failed to reflect that she had been replaced.

          The Board's Compensation Committee, which is chaired by Ms. Kasaks, set and approved Interim CEO Mr. Crovitz's generous compensation package, even though the Board has been unsuccessfully trying to replace him for the past 22 months. In 2008, Mr. Crovitz received nearly $4 million (including over $500,000 in perquisites comprised of tax gross-up payments and two weekly round trip airline tickets to his residence in Martha's Vineyard, among other things) - almost quadruple the median of other Interim

          CEOs in the retail industry. On top of this, on February 5, 2009, Mr. Crovitz was granted an additional award of restricted stock valued at close to $1 million.

      o The Company is misleading shareholders regarding the Committee and its intentions. Ezra Dabah is not attempting to gain control of the Company. Mr. Dabah is not a candidate in this election and will not return as CEO or Chairman. He was elected by shareholders at last year's Annual Meeting following a unanimous nomination by the Board. The Committee's nominees are independent and, if elected, will act in the best interests of all shareholders. Mr. Dabah does not have any prior social, business or professional relationship with any of the Committee's nominees.

          Finally, in light of the Company's baseless claims, let us once and for all extinguish the argument that control is being sought. If the Committee's three independent nominees are elected to the Board, Stanley Silverstein will immediately resign from the Board, removing any question regarding control of your Company's Board.

                  ELECT NEW AND INDEPENDENT DIRECTORS WHO WILL
                         LOOK AFTER YOUR BEST INTERESTS

                         VOTE THE GOLD PROXY CARD TODAY

      To ensure that there are new independent voices in your Company's boardroom that are dedicated to enhancing the value of your investment, we urge you to vote your shares TODAY on the GOLD proxy by phone or Internet by following the instructions on your GOLD proxy card--or by signing, dating and returning it in the envelope provided.

      Innisfree M&A Incorporated is assisting the Committee with its efforts to solicit your vote. If you have any questions about voting your shares, please call Innisfree toll-free at (888) 750-5834.

      Thank you for your support.

      Sincerely yours,


      /s/ Ezra Dabah
      Ezra Dabah, on behalf of
      THE COMMITTEE OF CONCERNED SHAREHOLDERS OF THE CHILDREN'S PLACE


The Committee urges shareholders to vote FOR its three director nominees on the GOLD proxy card today - by telephone, Internet or by signing, dating and returning the GOLD proxy card. Innisfree M&A Inc. is acting as proxy solicitor for the Committee and can be reached toll-free at (888) 750-5834.

Moelis & Company is serving as financial advisor and Cadwalader, Wickersham & Taft LLP is serving as legal counsel for the Committee.

________________________________________________________________________________

      Your Vote Is Important, No Matter How Many Or How Few Shares You Own.

     If you have questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:

                           INNISFREE M&A INCORPORATED
                   Shareholders Call Toll-Free: (888) 750-5834
               Banks and Brokers May Call Collect: (212) 750-5833

                                    IMPORTANT
                  We urge you NOT to sign any White proxy card
                      sent to you by The Children's Place.
                          If you have already done so,
         you have every right to change your vote by using the enclosed
 GOLD proxy card to vote TODAY--by telephone, by Internet, or by signing, dating and returning the GOLD proxy card in the postage-paid envelope provided.

________________________________________________________________________________



Important Information
---------------------

In connection with The Children's Place's 2009 Annual Meeting of Shareholders, the Committee filed a definitive proxy statement on Schedule 14A with the SEC on June 17, 2009 containing information about the solicitation of proxies for use at The Children's Place's 2009 Annual Meeting of Shareholders. The definitive proxy statement and the GOLD proxy card were first disseminated to shareholders of The Children's Place on or about June 17, 2009. SHAREHOLDERS OF THE CHILDREN'S PLACE ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION. The Committee may file other additional proxy solicitation material in connection therewith from time to time. The definitive proxy statement and other documents relating to the solicitation of proxies by the Committee will be available at no charge on the SEC's website at http://www.sec.gov. In addition, the Committee will provide copies of the definitive proxy statement and other relevant documents without charge upon request. Request for copies should be directed to our proxy solicitor, Innisfree M&A Incorporated, at 1-888-750-5834.

Ezra Dabah, Renee Dabah, Stanley Silverstein, Raine Silverstein, Barbara Dabah, Gila Goodman, Raphael Benaroya, Jeremy Fingerman, Ross Glickman and Emanuel Pearlman may be deemed to be participants in the solicitation of proxies with respect to the Committee's nominees. Information about each of the participants is available in the definitive proxy statement filed by the Committee with the SEC on June 17, 2009 in connection with the solicitation of proxies for the 2009 annual meeting of The Children's Place shareholders. Information about the participants' direct or indirect interests in the matters to be considered at the 2009 annual meeting of Shareholders of The Children's Place, including by security ownership or otherwise, is also contained in the definitive proxy statement.